SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           GENERAL CREDIT CORPORATION

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                                (Name of Issuer)


                     Common Stock, par value $.001 per share

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                         (Title of Class of Securities)


                                   369451109
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                                  CUSIP Number


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                                Irwin Zellermaier
                              211 East 70th Street
                            New York, New York 10021

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               September 20, 1999
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                               (Page 1 of 6 pages)

                                  SCHEDULE 13D

CUSIP No. 369451109                                            Page 2 of 6 Pages
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(1)  Names of Reporting Persons and SS or IRS Identification No. of above
     Person: Irwin Zellermaier

     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box If a Member of a Group: (A) [ ] (B) [ ]
     ---------------------------------------------------------------------------

(3)  SEC Use Only:
     ---------------------------------------------------------------------------

(4)  Source of Funds:
     PF
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(5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e): [ ]
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization: United States of America
     ---------------------------------------------------------------------------

      Number of            (7)       Sole Voting Power:
      Shares                         ------------------
      Beneficially                   669,000 shares of common stock, inclusive
      Owned by                       of 275,000 underlying currently exercisable
      Each                           stock options
      Reporting
      Person With:         (8)       Shared Voting Power: 0
                                     --------------------

                           (9)       Sole Dispositive Power:
                                     --------------------
                                     669,000 shares of common stock, inclusive of 275,000 shares underlying currently exercisable stock options

                           (10)      Shared Dispositive Power: 0
                                     -------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 669,000 shares of common stock
          ----------------------------------------------------------------------

(12)      Check Box If Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
          ----------------------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11):
          18.5%
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(14)      Type of Reporting Person:
          IN
          ----------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 369451109                                            Page 3 of 6 Pages
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This statement on Schedule 13D (the "Schedule 13D") is filed on behalf of Irwin
Zellermaier (the "Reporting Person").


Item 1.  Security and Issuer
         -------------------

         This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of General Credit Corporation, a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 370 Lexington Avenue, Suite 2000, New York, New York 10017.


Item 2.  Identity and Background
         -----------------------

     (a)  IRWIN ZELLERMAIER

     (b)  211 East 70th Street, New York, New York 10021.

     (c) The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body or as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to federal or state securities laws or finding any violations with respect to such laws.

     (f)  The Reporting Person is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         This statement relates to the acquisition of beneficial ownership by the Reporting Person of 20,000 shares of Common Stock. The aggregate purchase price of these 20,000 shares of Common Stock was approximately $6,900, excluding commissions. The source of funds for acquiring the Common Stock was the Reporting Person's personal funds.

                                  SCHEDULE 13D

CUSIP No. 369451109                                            Page 4 of 6 Pages
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Item 4. Purpose of the Transaction
        --------------------------

         The purpose of the Reporting Person's acquisition of additional shares of Common Stock was to increase his equity interest in the Issuer. The Reporting Person is the Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amount of his investment in Common Stock. The Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Person reserves the right to, and may in the future, change his purpose or plans with respect to his investment in the Company and to take such actions as he deems appropriate in light of the circumstances existing at the time.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) As of the close of business on September 21, 1999, the Reporting Person beneficially owned an aggregate of 394,000 shares of Common Stock (the "Shares"), which constituted approximately 10.9 percent of the 3,615,000 shares of Common Stock outstanding on August 13, 1999, as reported in the Issuer's Report on Form 10-QSB for the quarter ended June 30, 1999. In addition, the Reporting Person holds the following options to purchase shares of the Issuer's Common Stock (the "Stock Options"), all of which are currently exercisable.


- ------------------------------------ ----------------------------- ---------------------
Options to Acquire                   Exercise Price Per Share      Exercisable Thru
- ------------------                   ------------------------      ----------------
75,000 shares of Common Stock        $2.125                        11/3/00
100,000 shares of Common Stock       $1.625                        5/11/01
100,000 shares of Common Stock       $0.25                         7/7/01
- ------------------------------------ ----------------------------- ---------------------

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of the Shares as well as the shares of Common Stock underlying the Stock Options.

                                  SCHEDULE 13D

CUSIP No. 369451109                                            Page 5 of 6 Pages
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         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.

- --------------- ----------------------------- --------------------------------
Date            Number of Shares Purchased    Approximate Price Per Share
- ----            --------------------------    ---------------------------
                                              (excluding Commissions)
9/20/99         10,000                        $.38
9/21/99         10,000                        $.31
- --------------- ----------------------------- --------------------------------


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         None.


Item 7.  Material to be Filed as Exhibits
         --------------------------------
         None.

                                  SCHEDULE 13D

CUSIP No. 369451109                                            Page 6 of 6 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 27, 1999                            /s/ Irwin Zellermaier
                                                    ---------------------------
                                                        Irwin Zellermaier